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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


________________________________________________________________________________
1.   Name and Address of Reporting Person*

Barakett                            Timothy                 R.
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   (Last)                           (First)             (Middle)


c/o Atticus Capital, L.L.C.
590 Madison Avenue
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                                    (Street)

New York                              NY                 10022
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Champps Entertainment, Inc. (NASDAQ: CMPP)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     October 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [x]  Director                             [x]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock, par value $0.01         10/04/00       P             50,000        A      $6.17                       I     See Note 1
per share
("Common Stock")
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Common Stock                          10/04/00       P                100        A      $5.92                       I     See Note 1
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Common Stock                          10/05/00       P             26,500        A      $6.03                       I     See Note 1
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Common Stock                          10/06/00       P             13,000        A      $6.00                       I     See Note 1
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Common Stock                          10/13/00       P             18,900        A      $6.00                       I     See Note 1
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Common Stock                          10/13/00       P             30,000        A      $6.06                       I     See Note 1
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Common Stock                          10/13/00       P             16,000        A      $5.80                       I     See Note 1
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Common Stock                          10/13/00       P              3,000        A      $5.81    2,714,306          I     See Note 1
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====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================


                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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N/A
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====================================================================================================================================

Explanation of Responses:

     Note 1: The Reporting Person is the Managing Member of Atticus Holdings, L.L.C., a Delaware limited liability company, and of Atticus Capital, L.L.C., a Delaware limited liability company, and the Chairman of Atticus Management, Ltd., an international business company organized under the laws of the British Virgin Islands (collectively, the "Atticus Entities"). The Atticus Entities have investment discretion over various investment funds (the "Funds"), none of which, other than Atticus Qualified Partners, L.P., owns more than 5% of the outstanding shares of Common Stock. Based on his relationship with the Atticus Entities, the Reporting Person is deemed to be a beneficial owner of the Common Stock owned by the Funds.

     /s/ Timothy R. Barakett                                  11/09/00
     -------------------------------                          -----------
     **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.